Exhibit 99.1

Magna logo                              Magna International Inc.
                                        337 Magna Drive,
                                        Aurora, Ontario
                                        Canada  L4G 7K1
                                        Tel  905-726-2462
                                        Fax  905-726-7164

                                        Intier Automotive Inc.
Intier logo                             521 Newpark Blvd.,
                                        Newmarket, Ontario
                                        Canada  L3Y 4X7
                                        Tel  905-898-5200
                                        Fax  905-898-6053

                       JOINT PRESS RELEASE

              INTIER PRIVATIZATION COMPLETED

Monday, April 4, 2005, Aurora, Ontario, Canada -- Magna International Inc. (TSX: MG.SV.A.,MG.MV.B; NYSE: MGA) ("Magna") and Intier Automotive Inc.
(TSX: IAI.SV.A;NASDAQ: IAIA) ("Intier") today jointly announced that Magna's privatization of Intier by way of a plan of arrangement under Ontario law, which received shareholder approval on March 30, 2005 and final court approval on April 1, 2005, became effective at 12:01 a.m. on April 3, 2005. As a result, Intier has become a wholly-owned subsidiary of Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting shares of Intier not already owned by it, Magna will issue 2,332,748 Class A Subordinate Voting shares in exchange for Intier Class A Subordinate Voting shares and pay approximately Cdn.$62,163,800 to Intier shareholders who made cash elections and for fractional shares. For purposes of the cash elections, the volume-weighted average trading price of Magna's Class A Subordinate Voting shares on the Toronto Stock Exchange ("TSX") over the five trading days ended April 1, 2005 was Cdn.$81.2455 per share, resulting in a payment of Cdn.$33.3107 per share for Intier shareholders who made cash elections. Otherwise, Intier shareholders will receive 0.41 of a Magna Class A Subordinate Voting share for each Intier Class A Subordinate Voting share under the arrangement.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,100 employees at 74 manufacturing facilities, and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International; various engine, transmission and fueling systems and components through Tesma International; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has over 81,000 employees in 223 manufacturing operations and 56 product development and engineering centres in 22 countries.


For further information about this press release, please contact
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100, or Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 898-5200.

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